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As filed with the Securities and Exchange Commission on August 22, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FairPoint Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

13-3725229
(I.R.S. Employer Identification Number)

521 East Morehead Street, Suite 250
Charlotte, North Carolina 28202
(704) 344-8150
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Shirley J. Linn
Senior Vice President and General Counsel
FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, North Carolina 28202
(704) 344-8150
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Jeffrey J. Pellegrino, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $0.01 per share	7,599,430	$15.71	$119,387,045	$14,051.86(2)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) of the rules and regulations promulgated under the Securities Act of 1933. Pursuant to Rule 457(c), the proposed maximum offering price per share is based upon the average of the high and low trading price for the common stock as reported on the New York Stock Exchange on August 16, 2005.

(2)
A registration fee of $95,025 was previously paid in connection with the initial filing of the Company's Registration Statement on Form S-1 (Registration No. 333-113937) (the "Prior Registration Statement") on March 25, 2004. An additional registration fee of $14,693.30 was previously paid with the filing of Amendment No. 3 to the Prior Registration Statement on July 13, 2004. The actual registration fee for the securities registered pursuant to the Prior Registration Statement (as set forth in Amendment No. 7 to the Prior Registration Statement filed on December 16, 2004) was $67,667.50. The Company applied $4,107.79 of its overpayment with respect to the Prior Registration Statement to pay the registration fee with respect to the Company's Registration Statement on Form S-8 filed on February 14, 2005. Pursuant to Rule 457(b) under the Securities Act, the Company requests that the registration fee hereunder be deducted from the remaining $37,943.01 overpayment with respect to the Prior Registration Statement.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and this prospectus is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 22, 2005

FAIRPOINT COMMUNICATIONS, INC.

7,599,430 Shares of Common Stock

        All of the shares of our common stock covered by this prospectus are beneficially owned by the selling stockholders listed in the section of this prospectus titled "Selling Stockholders."

        This prospectus relates to the offer and sale by the selling stockholders of up to 7,599,430 shares of our common stock. Each of the selling stockholders may sell any or all of its shares of our common stock covered by this prospectus from time to time in one or more types of transactions, which may include block transactions or involve brokers who act as agents for the seller or the buyer, effected:

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  on the New York Stock Exchange or any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

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  in the over-the-counter market; or

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  otherwise than on a national securities exchange or quotation service or in the over-the-counter market or through the writing of options relating to such shares.

        All shares of our common stock covered by this prospectus may be sold at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Further details regarding the distribution of the shares of our common stock covered by this prospectus may be found in this prospectus in the section titled "Plan of Distribution."

        We have filed the registration statement of which this prospectus is a part to fulfill our contractual obligations to the selling stockholders. We will not receive any proceeds from the sales of shares of our common stock effected by the selling stockholders. We have agreed to bear all expenses related to the registration statement to which this prospectus is a part, excluding any underwriting discounts or commissions and taxes of any kind relating to any disposition, sale or transfer of the shares of our common stock covered by this prospectus.

        Our common stock is listed for trading on the New York Stock Exchange under the symbol "FRP." On August 18, 2005, the last reported sale price of our common stock on the New York Exchange was $15.87.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The date of this prospectus is                        , 2005.

        You should rely only on the information contained in this prospectus or referred to in this prospectus. We have not authorized anyone to provide you with information different from that contained in or referred to in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of common stock covered by this prospectus.

NOTE REGARDING FORWARD LOOKING STATEMENTS

        Some statements in this prospectus are known as "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. Forward looking statements may relate to, among other things:

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  future performance generally,

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  our dividend policy and expectations regarding dividend payments,

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  business development activities,

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  future capital expenditures,

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  distributions from minority investments and passive partnership interests,

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  net operating loss carry forwards,

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  technological developments and changes in the telecommunications industry,

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  financing sources and availability,

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  regulatory support payments,

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  the effects of regulation and competition, and

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  pending litigation.

        These forward looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not

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historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Because these forward looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward looking statements, including those discussed under "Risk Factors" in this prospectus. You should not place undue reliance on such forward looking statements, which are based on the information currently available to us and speak only as of the date on which this prospectus was filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent periodic reports filed with the Securities and Exchange Commission, or the SEC, on Forms 10-K, 10-Q and 8-K and Schedule 14A.

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PROSPECTUS SUMMARY

        This summary highlights some of the information contained in or referred to in this prospectus. It is not a substitute for the detailed information and financial statements appearing elsewhere in, or incorporated by reference into, this prospectus. This prospectus contains forward looking statements that involve risks and uncertainties. You should read the entire prospectus carefully, including the risk factors and financial statements.

        Except as otherwise required by the context, references in this prospectus to "FairPoint," "our company," "we," "us," or "our" refer to the combined business of FairPoint Communications, Inc. and all of its subsidiaries. All references to the "Company" refer to FairPoint Communications, Inc. excluding its subsidiaries.

Our Company

        We are a leading provider of communications services in rural communities, offering an array of services, including local and long distance voice, data, Internet and broadband product offerings. We are one of the largest telephone companies in the United States focused on serving rural communities, and we are the 17th largest local telephone company, in each case based on number of access lines. We operate in 17 states with approximately 287,723 access line equivalents (voice access lines and high speed data lines, which include digital subscriber lines, wireless broadband and cable modem) in service as of June 30, 2005.

        We were incorporated in February 1991 for the purpose of operating and acquiring incumbent telephone companies in rural markets. We have acquired 31 such businesses, 27 of which we continue to own and operate. Many of our telephone companies have served their respective communities for over 75 years. The majority of the rural communities we serve have fewer than 2,500 residents. All of our telephone company subsidiaries qualify as rural local exchange carriers under the Telecommunications Act of 1996, or the Telecommunications Act.

        Rural local exchange carriers generally are characterized by stable operating results and strong cash flow margins and operate in supportive regulatory environments. In particular, existing state and federal regulations permit us to charge rates that enable us to recover our operating costs, plus a reasonable rate of return on our invested capital (as determined by relevant regulatory authorities). Competition is typically limited because rural local exchange carriers primarily serve sparsely populated rural communities with predominantly residential customers, and the cost of operations and capital investment requirements for new entrants is high. As a result, in our markets, we have experienced virtually no wireline competition and limited voice competition from cable providers. While most of our markets are served by wireless service providers, their impact on our business has been limited.

        We were incorporated in New York in 1991 as MJD Communications, Inc. and reincorporated in Delaware in 1993 as MJD Communications, Inc. In April 2000, we changed our name to FairPoint Communications, Inc. Our principal offices are located at 521 East Morehead Street, Suite 250, Charolotte, North Carolina 28202 and our telephone number is (704) 344-8150. Our web site is located at www.fairpoint.com. The information on our web site is not part of this prospectus.

Securities That May Be Offered

        This prospectus relates to the offer and sale from time to time of up to 7,599,430 shares, or the shares, of our common stock, par value $.01 per share, or our common stock, currently held by certain of the individuals and entities listed under the "Selling Stockholders" section of this prospectus, which we refer to herein as the selling stockholders.

        We will not receive any cash proceeds from the sale by the selling stockholders of the shares.

RISK FACTORS

        An investment in our common stock involves a number of risks. In addition to the other information contained in or referred to in this prospectus, you should give careful consideration to the following factors. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity or the market price of our common stock. In such case, you may lose all or part of your original investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us.

Risks Related to our Common Stock and our Substantial Indebtedness

Our stockholders may not receive the level of dividends provided for in the dividend policy our board of directors has adopted or any dividends at all.

        Our board of directors has adopted a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, dividends on our future senior classes of capital stock, if any, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders. Our board of directors may, in its discretion, amend or repeal this dividend policy. Our dividend policy is based upon our directors' current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or technological developments (which could, for example, increase our need for capital expenditures) or new growth opportunities. In addition, future dividends with respect to shares of our common stock, if any, will depend on, among other things, our cash flows, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Our board of directors may decrease the level of dividends provided for in the dividend policy or entirely discontinue the payment of dividends. Our credit facility contains significant restrictions on our ability to make dividend payments. There can be no assurance that we will generate sufficient cash from continuing operations in the future, or have sufficient surplus or net profits, as the case may be, under Delaware law, to pay dividends on our common stock in accordance with the dividend policy established by our board of directors from time to time. If we were to use borrowings under our credit facility's revolving facility to fund dividends, we would have less cash available for future dividends. The reduction or elimination of dividends may negatively affect the market price of our common stock.

To expand our business through acquisitions and service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. We may not generate sufficient funds from operations to consummate acquisitions, pay dividends with respect to shares of our common stock or repay or refinance our indebtedness at maturity or otherwise.

        We may not retain a sufficient amount of cash to finance a material expansion of our business, or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a substantial portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. There can be no assurance that such financing will be available to us at all, or at an acceptable cost.

        Our ability to consummate acquisitions and to make payments on our indebtedness will depend on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

        A significant portion of our cash flow from operations will be dedicated to capital expenditures and debt service. In addition, we currently expect to distribute a significant portion of our cash flow to our stockholders in the form of quarterly dividends. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. In addition, if we reduce capital expenditures, the regulatory settlement payments we receive may decline.

        Borrowings under our credit facility bear interest at variable interest rates. Accordingly, if any of the base reference interest rates for the borrowings under our credit facility increase, our interest expense will increase, which could negatively impact our ability to pay dividends on our common stock. On February 8, 2005, we entered into three interest rate swap agreements, with notional amounts of $130 million each, to effectively convert a portion of our variable rate interest exposure to fixed rates ranging from 5.76% to 6.11%. These swap agreements expire beginning December 31, 2007 through December 31, 2009. On April 7, 2005, we entered into two additional interest rate swap agreements, one with the notional amount of $50.0 million to effectively convert a portion of our variable rate interest exposure to a fixed rate of 6.69% beginning on April 29, 2005 and ending on March 31, 2011, and one with the notional amount of $50.0 million to effectively convert a portion of our variable rate interest exposure to a fixed rate of 6.72% beginning on June 30, 2005 and ending on March 31, 2012. As a result of these swap agreements, as of June 30, 2005, approximately 82% of our indebtedness bore interest at fixed rates rather than variable rates. After these interest rate swap agreements expire, our annual debt service obligations with respect to borrowings under our credit facility will vary from year to year unless we enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge. If we choose to enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge in the future, the amount of cash available to pay dividends on our common stock may decrease. However, to the extent interest rates increase in the future, we may not be able to enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge on acceptable terms.

        In addition, prior to the maturity of our credit facility, we will not be required to make any payments of principal on our credit facility, and it is not likely that we will generate sufficient funds from operations to repay the principal amount of our indebtedness at maturity. We therefore will need to refinance our debt. We may not be able to refinance our outstanding indebtedness under our credit facility, or if refinanced, the refinancing may occur on less favorable terms, which may materially adversely affect our ability to pay dividends. If we were unable to refinance our credit facility, our failure to repay all amounts due on the maturity date would cause a default under our credit facility. We expect our required principal repayments under the term loan facility of our credit facility to be approximately $588.5 million at its maturity in February 2012. Our interest expense may increase significantly if we refinance our credit facility on terms that are less favorable to us than the terms of our credit facility.

        We may also be forced to raise additional capital or sell assets and, if we are forced to pursue any of these options under distressed conditions, our business and the value of your investment in our common stock could be adversely affected. In addition, these alternatives may not be available to us when needed or on satisfactory terms due to prevailing market conditions, a decline in our business, legislative and regulatory factors or restrictions contained in the agreements governing our indebtedness.

If we have insufficient cash flow to cover the expected dividend payments under our dividend policy we would need to reduce or eliminate dividends or, to the extent permitted under the agreements governing our indebtedness, fund a portion of our dividends with additional borrowings.

        If we do not have sufficient cash to fund dividend payments, we would either reduce or eliminate dividends or, to the extent we were permitted to do so under our credit facility and the agreements governing future indebtedness we may incur, fund a portion of our dividends with borrowings or from other sources. If we were to use borrowings under our credit facility's revolving facility to fund dividends, we would have less cash available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations and our ability to maintain or expand our business.

Our substantial indebtedness could restrict our ability to pay dividends on our common stock and have an adverse impact on our financing options and liquidity position.

        As of June 30, 2005, we had approximately $603.7 million of total consolidated indebtedness. Our substantial indebtedness could have important adverse consequences to the holders of our common stock, including:

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  limiting our ability to pay dividends on our common stock or make payments in connection with our other obligations, including under our credit facility;

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  limiting our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions;

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  causing us to not be able to refinance our indebtedness on terms acceptable to us or at all;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the communications industry generally;

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  requiring a significant portion of our cash flow from operations to be dedicated to the payment of the principal and interest on our indebtedness, thereby reducing funds available for future operations, acquisitions, dividends on our common stock and/or capital expenditures;

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  making us more vulnerable to economic and industry downturns and conditions, including increases in interest rates; and

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  placing us at a competitive disadvantage compared to those of our competitors that have less indebtedness.

Despite our substantial indebtedness, we may still be able to incur substantially more indebtedness, which could further exacerbate the risks described above.

        Subject to certain covenants, our credit facility permits us to incur additional indebtedness. Any additional indebtedness that we may incur would exacerbate the risks described in the preceding risk factor.

Our credit facility contains significant limitations on distributions and other payments.

        Our credit facility contains significant restrictions on our ability to pay dividends on our common stock based on meeting a total leverage ratio, satisfying a restricted payment covenant and complying with other conditions.

We may amend the terms of our credit facility, or we may enter into new agreements that govern our indebtedness, and the amended terms or new agreements may further significantly affect our ability to pay dividends to our stockholders.

        As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our credit facility, at or prior to maturity, or enter into additional agreements for indebtedness. Any such amendment, refinancing or additional agreement may contain covenants which could limit in a significant manner our ability to pay dividends to you.

The Company is a holding company and relies on dividends, interest and other payments, advances and transfers of funds from its operating subsidiaries and investments to meet its debt service and other obligations.

        The Company is a holding company and conducts all of its operations through its operating subsidiaries. The Company currently has no significant assets other than equity interests in its first tier subsidiaries. These first tier subsidiaries have no significant assets other than a direct or indirect equity interest in the Company's operating subsidiaries. As a result, the Company will rely on dividends and other payments or distributions from its operating subsidiaries to pay dividends with respect to its common stock and to meet its debt service obligations generally. The ability of the Company's subsidiaries to pay dividends or make other payments or distributions to the Company will depend on their respective operating results and may be restricted by, among other things:

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  the laws of their jurisdiction of organization;

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  the rules and regulations of state regulatory authorities;

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  agreements of those subsidiaries;

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  the terms of our credit facility; and

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  the covenants of any future outstanding indebtedness the Company or its subsidiaries incur.

        The Company's operating subsidiaries have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or other distributions.

        In addition, we have a number of minority investments and passive partnership interests from which we receive distributions. For example, for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, we received $4.8 million, $15.0 million and $10.8 million, respectively, of distributions from such investments and interests, which represented a material portion of our cash flow. The $15.0 million received in the year ended December 31, 2004 includes a non-recurring $2.5 million distribution. We do not control the timing or amount of distributions from such investments or interests and we may not have access to the cash flows of these entities.

        Accordingly, our ability to pay dividends with respect to shares of our common stock and to repay our credit facility at maturity or otherwise may be dependent upon factors beyond our control. Subject to limitations in our credit facility, the Company's subsidiaries may also enter into agreements that contain covenants prohibiting them from distributing or advancing funds or transferring assets to the Company under certain circumstances, including to pay dividends.

Our credit facility contains covenants that limit our business flexibility by imposing operating and financial restrictions on our operations.

        Covenants in our credit facility impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

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  the incurrence of additional indebtedness and the issuance by our subsidiaries of preferred stock;

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  the payment of dividends on, and purchases or redemptions of, capital stock;

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  a number of other restricted payments, including investments;

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  the creation of liens;

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  the ability of our subsidiaries to guarantee our and their indebtedness;

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  specified sales of assets;

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  the creation of encumbrances or restrictions on the ability of our subsidiaries to distribute and advance funds or transfer assets to us or any other subsidiary;

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  specified transactions with affiliates;

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  sale and leaseback transactions;

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  our ability to enter lines of business outside the communications business; and

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  certain consolidations and mergers and sales and/or transfers of assets by or involving us.

        Our credit facility also contains covenants which require us to maintain specified financial ratios and satisfy financial condition tests, including, without limitation, a maximum total leverage ratio and a minimum interest coverage ratio.

If we are unable to comply with the covenants in the agreements governing our indebtedness, we could be in default under our indebtedness which could result in our inability to make dividend payments on our common stock.

        Our ability to comply with the covenants, ratios or tests contained in our credit facility or in the agreements governing our future indebtedness may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, ratios or tests could result in a default under our credit facility. Certain events of default under our credit facility would prohibit us from making dividend payments on our common stock. In addition, upon the occurrence of an event of default under our credit facility, the lenders could elect to declare all amounts outstanding under our credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness under our credit facility, our assets may not be sufficient to repay in full the indebtedness under our credit facility and our other indebtedness, if any.

Limitations on usage of net operating loss carry forwards, and other factors requiring us to pay cash taxes in future periods, may affect our ability to pay dividends to you.

        Our initial public offering in February 2005 resulted in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carry forwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, there are specific limitations on our ability to use our net operating loss carry forwards and other tax attributes from periods prior to our initial public offering. Although it is not expected that such limitations will materially affect our U.S. federal and state income tax liability in the near-term, it is possible in the future that such limitations could limit our ability to utilize such tax attributes and, therefore, result in an increase in our U.S. federal and state income tax payments. In addition, in the future we may be required to pay cash income taxes because all of our net operating loss carry forwards have been used or have expired. Limitations on our usage of net operating loss carry forwards, and other factors requiring us to pay cash taxes in the future, would reduce the funds available for the payment of dividends and might require us to reduce or eliminate the dividends on our common stock.

The price of our common stock may fluctuate substantially, which could negatively affect holders of our common stock.

        The market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our operating results, sales of our common stock by principal stockholders, developments in the communications industry, the failure of securities analysts to cover our common stock or changes in financial estimates by analysts, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting the stock of communications companies in particular. Communications companies have in the past experienced extreme volatility in the trading prices and volumes of their securities, which has often been unrelated to operating performance. Any such market volatility may have a significant adverse effect on the market price of our common stock. In addition, in the past, securities class action litigation has often been instituted against a company following periods of volatility in its stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management's attention and resources.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of our common stock.

        Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through future sales of equity securities.

        A significant number of shares of our common stock are restricted securities within the meaning of Rule 144 under the Securities Act and are held by persons who acquired our common stock prior to our initial public offering. Pursuant to a registration rights agreement which we entered into in connection with our initial public offering, we are obligated to register such shares of common stock. Upon the effectiveness of the registration statement with respect to such shares of common stock of which this prospectus is a part, such shares will be freely transferable without restriction or further registration under the Securities Act.

        We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

Our restated certificate of incorporation and amended and restated by-laws and several other factors could limit another party's ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

        A number of provisions in our restated certificate of incorporation and amended and restated by-laws make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, our restated certificate of incorporation provides that certain provisions of our restated certificate of incorporation can only be amended by a vote of two-thirds or more in voting power of all the outstanding shares of capital stock and that stockholders generally may not act by written consent and only stockholders representing at least 50% in voting power may request that our board of directors call a special meeting. Our restated certificate of incorporation provides for a classified board of directors and authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

We may, under certain circumstances, suspend the rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, any applicable communications law.

        Our restated certificate of incorporation provides that so long as we hold any authorization, license, permit, order, filing or consent from the Federal Communications Commission or any state regulatory commission having jurisdiction over us, we will have the right to request certain information from our stockholders. If any stockholder from whom such information is requested should fail to respond to such a request or we conclude that the ownership of, or the existence or exercise of any rights of stock ownership with respect to, shares of our capital stock by such stockholder, could result in any inconsistency with, or violation of, any applicable communications law, we may suspend those rights of stock ownership the existence or exercise of which would result in any inconsistency with, or violation of, any applicable communications law, and we may exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any stockholder, with a view towards obtaining such information or preventing or curing any situation which would cause an inconsistency with, or violation of, any provision of any applicable communications law.

Risks Related to our Business

We provide services to our customers over access lines, and if we lose access lines, our business and results of operations may be adversely affected.

        Our business generates revenue by delivering voice and data services over access lines. We have experienced a net voice access line loss, adjusted for acquisitions and divestitures, of 4.7% for the period from January 1, 2002 through June 30, 2005 and 1.9% for the period from June 30, 2004 through June 30, 2005 due to challenging economic conditions and the introduction of digital subscriber line services. We may continue to experience net access line losses in our markets. Our inability to retain access lines could adversely affect our business and results of operations.

We are subject to competition that may adversely impact us.

        As an incumbent carrier, we historically have experienced little competition in our rural telephone company markets. Nevertheless, the market for communications services is highly competitive. Regulation and technological innovation change quickly in the communications industry, and changes in these factors historically have had, and may in the future have, a significant impact on competitive dynamics. In certain of our rural markets, we face competition from wireless telephone system operators, which may increase as wireless technology improves. We also face competition from cable television operators. We may face additional competition from new market entrants, such as providers of wireless broadband, voice over internet protocol, satellite communications and electric utilities. The Internet services market is also highly competitive, and we expect that competition will intensify. Some of our competitors have brand recognition and financial, personnel, marketing and other resources that are significantly greater than ours. In addition, consolidation and strategic alliances within the communications industry or the development of new technologies could affect our competitive position. We cannot predict the number of competitors that will emerge, especially as a result of existing or new federal and state regulatory or legislative actions, but increased competition from existing and new entities could have a material adverse effect on our business.

        Competition may lead to loss of revenues and profitability as a result of numerous factors, including:

  •
  loss of customers (in general, when we lose a customer for local service we also lose that customer for all related services);

  •
  reduced usage of our network by our existing customers who may use alternative providers for long distance and data services;

  •
  reductions in the prices for our services which may be necessary to meet competition; and/or

  •
  increases in marketing expenditures and discount and promotional campaigns.

        In addition, our provision of long distance service is subject to a highly competitive market served by large nation-wide carriers that enjoy brand name recognition.

We may not be able to successfully integrate new technologies, respond effectively to customer requirements or provide new services.

        The communications industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these changes on our competitive position, profitability or industry. Technological developments may reduce the competitiveness of our networks and require unbudgeted upgrades or the procurement of additional products that could be expensive and time consuming. In addition, new products and services arising out of technological developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological changes or obsolescence or fail to obtain access to important new technologies, we could lose customers and be limited in our ability to attract new customers and/or sell new services to our existing customers. An element of our business strategy is to deliver enhanced and ancillary services to customers. The successful delivery of new services is uncertain and dependent on many factors, and we may not generate anticipated revenues from such services.

We rely on a limited number of key suppliers and vendors to operate our business. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of products and services we require to operate our business successfully.

        We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and our operating results could suffer significantly. Proprietary technology of certain suppliers is an integral component of our network and, accordingly, we have become reliant upon a limited number of network equipment manufacturers, including Nortel Networks Corporation and Siemens Information and Communication Networks, Inc. In addition, when our new billing platform is completed, we will rely on a single outsourced supplier to support our billing and related customer care services. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all, which could increase costs and may cause disruptions in services.

Our relationships with other communications companies are material to our operations and their financial difficulties may adversely affect our business and results of operations.

        We originate and terminate calls for long distance carriers and other interexchange carriers over our network and for that service we receive payments for access charges. These payments represent a significant portion of our revenues. Should these carriers go bankrupt or experience substantial financial difficulties, our inability to then collect access charges from them could have a negative effect on our business and results of operations.

We face risks associated with acquired businesses and potential acquisitions.

        We have grown rapidly by acquiring other businesses. Since 1993, we have acquired 31 rural telephone businesses and we continue to own and operate 27 such businesses. We expect that a portion of our future growth will result from additional acquisitions, some of which may be material. Growth through acquisitions entails numerous risks, including:

  •
  strain on our financial, management and operational resources, including the distraction of our management team in identifying potential acquisition targets, conducting due diligence and negotiating acquisition agreements;

  •
  difficulties in integrating the network, operations, personnel, products, technologies and financial, computer, payroll and other systems of acquired businesses;

  •
  difficulties in enhancing our customer support resources to adequately service our existing customers and the customers of acquired businesses;

  •
  the potential loss of key employees or customers of the acquired businesses;

  •
  unanticipated liabilities or contingencies of acquired businesses;

  •
  unbudgeted costs which we may incur in connection with pursuing potential acquisitions which are not consummated;

  •
  not achieving projected cost savings or cash flow from acquired businesses;

  •
  fluctuations in our operating results caused by incurring considerable expenses to acquire businesses before receiving the anticipated revenues expected to result from the acquisitions;

  •
  difficulties in finding suitable acquisition candidates;

  •
  difficulties in making acquisitions on attractive terms due to a potential increase in competitors; and

  •
  difficulties in obtaining and maintaining any required regulatory authorizations in connection with acquisitions.

        In addition, future acquisitions by us could result in the incurrence of indebtedness or contingent liabilities, which could have a material adverse effect on our business and our ability to pay dividends on our common stock, provide adequate working capital and service our indebtedness.

        There can be no assurance that we will be able to successfully complete the integration of the businesses that we have already acquired or successfully integrate any businesses that we might acquire in the future. If we fail to do so, or if we do so but at greater cost than we anticipated, our business may be adversely affected.

We may need additional capital to continue growing through acquisitions.

        We may need additional capital to continue growing through acquisitions. Such additional capital may be in the form of additional debt, which would increase our leverage. We may not be able to raise sufficient additional capital at all or on terms that we consider acceptable.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

        To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

  •
  physical damage to access lines;

  •
  power surges or outages;

  •
  software defects; and

  •
  disruptions beyond our control.

        Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur expenses.

Our new integrated billing platform may not be completed on time or may not function properly.

        We are in the process of converting our various billing systems into a single integrated billing platform for our end-user customers. As of June 30, 2005, we had made capital expenditures of approximately $7.2 million with respect to such conversion. We expect to make an additional $2.2 million of capital expenditures to complete such conversion. One of the primary reasons for undertaking this conversion is to consolidate and streamline our internal controls so that we will be able to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We expect that the conversion will be completed by the end of the second quarter of 2006. The failure to successfully complete this conversion could have a material adverse effect on our business, financial condition and results of operations, and could cause us not to be in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. See "—We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act."

We depend on third parties for our provision of long distance services.

        Our provision of long distance services is dependent on underlying agreements with other carriers that provide us with transport and termination services. These agreements are based, in part, on our estimate of future supply and demand and may contain minimum volume commitments. If we overestimate demand, we may be forced to pay for services we do not need. If we underestimate demand, we may need to acquire additional capacity on a short-term basis at unfavorable prices, assuming additional capacity is available. If additional capacity is not available, we will not be able to meet this demand. In addition, if we cannot meet any minimum volume commitments, we may be subject to underutilization charges, termination charges, or rate increases which may adversely affect our results of operations.

We may not be able to maintain the necessary rights-of-way for our networks.

        We are dependent on rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install conduit and related communications equipment for any expansion of our networks. We may need to renew current rights-of-way for our networks and cannot assure you that we would be successful in renewing these agreements on acceptable terms. Some of our agreements may be short-term, revocable at will, or subject to termination upon customary default provisions, and we may not have access to existing rights-of-way after they have expired or terminated. If any of these agreements were terminated or could not be renewed, we may be required to remove our existing facilities from under the streets or abandon our networks. Similarly, we may not be able to obtain right-of-way agreements on favorable terms, or at all, in new service areas, and, if we are unable to do so, our ability to expand our networks, if we decide to do so, could be impaired.

Our success depends on our ability to attract and retain qualified management and other personnel.

        Our success depends upon the talents and efforts of our senior management team. With the exception of Eugene B. Johnson, our Chairman and Chief Executive Officer, none of these senior executives are employed by us pursuant to an employment agreement. The loss of any member of our senior management team, due to retirement or otherwise, and the inability to attract and retain highly qualified technical and management personnel in the future, could have a material adverse effect on our business, financial condition and results of operations.

We may face significant future liabilities or compliance costs in connection with environmental and worker health and safety matters.

        Our operations and properties are subject to federal, state and local laws and regulations relating to protection of the environment, natural resources, and worker health and safety, including laws and regulations governing the management, storage and disposal of hazardous substances, materials and wastes. Under certain environmental laws, we could be held liable, jointly and severally and without regard to fault, for the costs of investigating and remediating any contamination at owned or operated properties; or for contamination arising from the disposal by us or our predecessors of hazardous wastes at formerly owned properties or at third party waste disposal sites. In addition, we could be held responsible for third party property or personal injury claims relating to any such contamination or relating to violations of environmental laws. Changes in existing laws or regulations or future acquisitions of businesses could require us to incur substantial costs in the future relating to such matters.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

        Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, the New York Stock Exchange and the Public Company Accounting Oversight Board, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. Our evaluation of our internal controls may result in our identifying material weaknesses in our internal controls. We will also be performing the system and process evaluation and testing (and any necessary remediation, including the conversion of our various billing systems into a single integrated billing platform) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2006 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance (including due to our failure to successfully complete the conversion of our various billing systems into a single integrated billing platform), we might be subject to sanctions or investigation by regulatory authorities, such as the SEC, the New York Stock Exchange or the Public Company Accounting Oversight Board. Any such action could adversely affect our financial results or investors' confidence in us, and could cause our stock price to fall. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC, the New York Stock Exchange and the Public Company Accounting Oversight Board. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner.

We have identified a material weakness in our internal controls over financial reporting.

        Section 404 of the Sarbanes-Oxley Act requires our management to make an assessment of the design and operating effectiveness of our disclosure controls and procedures. In our quarterly report on Form 10-Q for the quarter ended March 31, 2005, we disclosed that KPMG LLP, or KPMG, our independent registered accounting firm, had identified certain control deficiencies, including a material weakness in our internal controls related to financial reporting. Specifically, KPMG stated in a letter to the Audit Committee of our board of directors that our controls over the calculation of earnings per share were not specifically designed to identify all potential errors in the calculation, including adequate review of the analysis. KPMG further stated that as a result of this deficiency, our management did not detect certain material errors in earnings per share amounts disclosed in our 2005 first quarter earnings release in a timely manner. We also disclosed that KPMG had identified a significant deficiency in our internal controls with respect to our lack of sufficient depth of accounting and financial reporting personnel for the complex nature of our business. In response to these identified control deficiencies, we have implemented certain disclosure control enhancements, policies and procedures, including:

  •
  Adding additional levels of review and oversight with respect to our computation of earnings per share; and

  •
  Adding additional staff to our accounting team, including a Director of SEC and Financial Reporting.

In addition, from time to time in the future we expect to retain another "Big 4" accounting firm as a consultant with respect to the preparation and review of our income tax reporting and certain non-recurring and/or unusual transactions.

        We cannot assure you that the measures that we have taken or will take to remediate the identified control deficiencies will result in adequate controls over our financial processes and reporting in the future. If we are unable to establish appropriate internal controls over financial reporting, it could cause us to fail to meet our reporting obligations, result in material misstatements in our financial statements, harm our operating results and have a negative effect on the market price of our common stock.

Risks Related to our Regulatory Environment

We are subject to significant regulations that could change in a manner adverse to us.

        We operate in a heavily regulated industry, and the majority of our revenues generally have been supported by regulations, including access revenue and Universal Service Fund support for the provision of telephone services in rural areas. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed by Congress or regulators. In addition, any of the following have the potential to have a significant impact on us:

        Risk of loss or reduction of network access charge revenues.    For the year ended December 31, 2004, almost 45% of our revenues came from network access charges, which are paid to us by intrastate and interstate long distance carriers for originating and terminating calls in the regions served. This 45% also includes Universal Service Fund payments for local switching support, long term support and interstate common line support. In recent years, several of these long distance carriers have declared bankruptcy. Future declarations of bankruptcy by a carrier that utilizes our access services could negatively impact our financial results. The amount of access charge revenues that we receive is based on rates set by federal and state regulatory bodies, and such rates could change. Further, from time to time federal and state regulatory bodies conduct rate cases and/or "earnings" reviews, which may result in rate changes. The Federal Communications Commission has reformed and continues to reform the federal access charge system. States often mirror these federal rules in establishing intrastate access charges. In October 2001, the Federal Communications Commission reformed the system to reduce interstate access charges and shift a portion of cost recovery, which historically has been based on minutes-of-use, to flat-rate, monthly per line charges on end-user customers rather than long distance carriers. As a result, the aggregate amount of access charges paid by long distance carriers to access providers, such as our rural local exchange carriers, has decreased and may continue to decrease. Although these changes were implemented on a revenue neutral basis (with commensurate increases in other charges and Universal Service Fund support), there is no assurance that future changes in access charge rates will be implemented on a revenue neutral basis. Furthermore, to the extent our rural local exchange carriers become subject to competition, such access charges could be paid to competing communications providers rather than to us. Additionally, the access charges we receive may be reduced as a result of wireless competition. Finally, the Federal Communications Commission is currently weighing several proposals to comprehensively reform the intercarrier compensation regime in order to create a uniform system of intercarrier payments. Any such proposal eventually adopted by the Federal Communications Commission will likely involve significant changes in the access charge system and could potentially result in a significant decrease or elimination of access charges altogether. Decreases or losses of access charges may or may not result in offsetting increases in local, subscriber line or Universal Service Fund revenues. Regulatory developments of this type could adversely affect our business, revenue and/or profitability.

        Risk of loss or reduction of Universal Service Fund support.    We receive Universal Service Fund revenues to support the high cost of our operations in rural markets. For the year ended December 31, 2004, approximately 9% of our revenues resulted from the high cost loop support we received from the Universal Service Fund and was based upon our average cost per loop compared to the national average cost per loop. This revenue stream fluctuates based upon our average cost per loop compared to the national average cost per loop. For example, if the national average cost per loop increases and our operating costs (and average cost per loop) remain constant or decrease, the payments we receive from the Universal Service Fund would decline. Conversely, if the national average cost per loop decreases and our operating costs (and average cost per loop) remain constant or increase, the payments we receive from the Universal Service Fund would increase. The national average cost per loop in relation to our average cost per loop has increased and we believe that the national average cost per loop will likely continue to increase in relation to our average cost per loop. As a result, the payments we receive from the Universal Service Fund have declined and will likely continue to decline. This support fluctuates based upon the historical costs of our operating companies. In addition to the Universal Service Fund high cost loop support, we also receive other Universal Service Fund support payments, which include local switching support, long term support, and interstate common line support that used to be included in our interstate access charge revenues (the Federal Communications Commission has recently merged long term support into interstate common line support). If our rural local exchange carriers were unable to receive support from the Universal Service Fund, or if such support was reduced, many of our rural local exchange carriers would be unable to operate as profitably as they have historically, in the absence of our implementation of increases in charges for other services. Moreover, if we raise prices for services to offset loss of Universal Service Fund payments, the increased pricing of our services may disadvantage us competitively in the marketplace, resulting in additional potential revenue loss.

        The Telecommunications Act provides that eligible communications carriers, including competitors to rural local exchange carriers, may obtain the same per line support as the rural local exchange carriers receive if a state commission determines that granting such support to competitors would be in the public interest. In fact, wireless communications providers in certain of our markets have obtained matching support payments from the Universal Service Fund, but that has not led to a loss of revenues for our rural local exchange carriers under existing regulations. Any shift in universal service regulation, however, could have an adverse effect on our business, revenue and/or profitability.

        During the last four years, pursuant to recommendations made by the Multi Association Group and the Rural Task Force, the Federal Communications Commission has made certain modifications to the universal service support system that changed the sources of support and the method for determining the level of support. These changes have been revenue neutral to our operations. It is unclear whether the changes in methodology will continue to accurately reflect the costs incurred by our rural local exchange carriers, and whether it will provide for the same amount of Universal Service Fund support that our rural local exchange carriers have received in the past. In addition, several parties have raised objections to the size of the Universal Service Fund and the types of services eligible for support. A number of issues regarding the source and amount of contributions to, and eligibility for payments from, the Universal Service Fund are pending and will likely be addressed by the Federal Communications Commission or Congress in the near future. For example, a number of proposals to be examined by the Federal Communications Commission in its current rulemaking with respect to the reform of the intercarrier compensation system include reforms of the Universal Service Fund. The outcome of any regulatory proceedings or legislative changes could affect the amount of Universal Service Fund support that we receive, and could have an adverse effect on our business, revenue or profitability.

        On February 28, 2005, the Federal Communications Commission issued a press release announcing additional requirements for the designation of competitive Eligible Telecommunications Carriers for receipt of high-cost support. In its corresponding order, released on March 17, 2005, the Federal Communications Commission adopted additional mandatory requirements for Eligible Telecommunications Carriers designation in cases where it has jurisdiction, and encourages states that have jurisdiction to designate Eligible Telecommunications Carriers to adopt similar requirements. The Federal Communications Commission is still considering revisions to the methodology by which contributions to the Universal Service Fund are determined. These revisions will be part of an overall rulemaking regarding Universal Service Support which will be dealt with sometime in the next year.

        Risk of loss of statutory exemption from burdensome interconnection rules imposed on incumbent local exchange carriers.    Our rural local exchange carriers are exempt from the Telecommunications Act's more burdensome requirements governing the rights of competitors to interconnect to incumbent local exchange carrier networks and to utilize discrete network elements of the incumbent's network at favorable rates. If state regulators decide that it is in the public's interest to impose these more burdensome interconnection requirements on us, we would be required to provide unbundled network elements to competitors. As a result, more competitors could enter our traditional telephone markets than are currently expected and we could incur additional administrative and regulatory expenses, and experience additional revenue losses.

        Risks posed by costs of regulatory compliance.    Regulations create significant compliance costs for us. Our subsidiaries that provide intrastate services are generally subject to certification, tariff filing and other ongoing regulatory requirements by state regulators. Our interstate access services are provided in accordance with tariffs filed with the Federal Communications Commission. Challenges to our tariffs by regulators or third parties or delays in obtaining certifications and regulatory approvals could cause us to incur substantial legal and administrative expenses, and, if successful, such challenges could adversely affect the rates that we are able to charge our customers.

        Our business also may be impacted by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts, or addressing other issues that impact our business. For example, existing provisions of the Communications Assistance for Law Enforcement Act and Federal Communications Commission regulations implementing the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. We cannot predict whether and when the Federal Communications Commission might modify its Communications Assistance for Law Enforcement Act rules or any other rules or what compliance with new rules might cost. Similarly, we cannot predict whether or when federal or state legislators or regulators might impose new security, environmental or other obligations on our business.

Regulatory changes in the communications industry could adversely affect our business by facilitating greater competition against us, reducing potential revenues or raising our costs.

        The Telecommunications Act provides for significant changes and increased competition in the communications industry, including the local communications and long distance industries. This statute and the Federal Communications Commission's implementing regulations remain subject to judicial review and additional rulemakings of the Federal Communications Commission, thus making it difficult to predict what effect the legislation will have on us, including our operations and our revenues and expenses, and our competitors. Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced, that address issues affecting our operations and those of our competitors. We cannot predict the outcome of these developments, nor can we assure that these changes will not have a material adverse effect on us or our industry.

The failure to obtain necessary regulatory approvals could impede the consummation of a potential acquisition.

        Our acquisitions likely will be subject to federal, state and local regulatory approvals. We cannot assure you that we will be able to obtain any necessary approvals, in which case a potential acquisition could be delayed or not consummated.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by the selling stockholders of the shares.

SELLING STOCKHOLDERS

        The selling stockholders are individuals or entities who hold shares of our common stock and, as discussed under the caption "Plan of Distribution" below, may include certain of their pledgees, donees, transferees or other successors-in-interest. The following table sets forth, as of July 15, 2005:

  •
  the name of each selling stockholder;

  •
  the number of shares of our common stock beneficially owned by each selling stockholder;

  •
  the number of shares of our common stock that may be offered for the account of each selling stockholder pursuant to this prospectus; and

  •
  the number and percentage of shares of our common stock that will be beneficially owned by each selling stockholder after completing this offering.

        The shares covered by this prospectus are being registered to permit public secondary trading of such shares, and the selling stockholders may offer such shares for resale from time to time. The selling stockholders may offer all, some or none of the shares being offered by this prospectus. We have set forth in the footnotes to the table additional information regarding the selling stockholders and their shares, including the nature of any position, office or other material relationship that a selling stockholder has had with us or, to our knowledge, any of our affiliates within the past three years.

        Unless otherwise disclosed, for purposes of the table below, the number of shares "beneficially owned" are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares for which the person has the right to acquire such power within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Name	Total Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Total Number of Shares of Common Stock that may be Offered for the Account of the Selling Stockholder	Total Number of Shares of Common Stock to be Beneficially Owned After this Offering(1)	Percentage of Shares of Common Stock to be Beneficially Owned After this Offering(1)
Kelso Investment Associates V, L.P.(2)	3,448,590	3,112,861	—	—
Kelso Equity Partners V, L.P.(2)	3,448,590	335,729	—	—
Eugene B. Johnson(3)	202,834	80,945	121,899	0.3%
Peter G. Nixon(4)	10,330	1,743	8,587	*
Lisa R. Hood(5)	7,449	1,421	6,028	*
Thomas H. Lee Equity Fund IV, L.P.(6)	3,397,564	3,397,096	468	*
Thomas H. Lee Foreign Fund IV, L.P.(6)	116,726	116,258	468	*
Thomas H. Lee Foreign Fund IV-B, L.P.(6)	330,404	329,936	468	*
Thomas H. Lee Charitable Investment Limited Partnership(7)	22,086	22,086	—	—
THL-CCI Investors Limited Partnership(7)	1,193	1,193	—	—
Putnam Investment Holdings, LLC(8)	55,864	55,864	—	—

1997 Thomas H. Lee Nominee Trust(7)	52,401	52,401	—	—
David V. Harkins(6)(7)(9)	3,855,722	11,964	468	*
The 1995 Harkins Gift Trust(7)	1,341	1,341	—	—
Scott A. Schoen(6)(7)(9)	3,853,736	9,978	468	*
Scott M. Sperling(6)(7)(9)	3,853,736	9,978	468	*
Anthony J. DiNovi(6)(7)(9)(10)	3,853,736	9,978	468	*
Thomas M. Hagerty(6)(7)(9)	3,853,736	9,978	468	*
C. Hunter Boll(7)	9,978	9,978	—	—
Warren C. Smith, Jr.(7)	9,978	9,978	—	—
Seth W. Lawry(7)	4,157	4,157	—	—
Kent R. Weldon(7)(11)	2,777	2,777	—	—
Todd M. Abbrecht(7)	2,213	2,213	—	—
Charles A. Brizius(7)	1,663	1,663	—	—
Scott L. Jaeckel(7)	629	629	—	—
Soren L. Oberg(7)	629	629	—	—
Robert Schiff Lee Irrevocable Trust(7)	723	723	—	—
Stephen Zachary Lee(7)	723	723	—	—
Charles W. Robins, as Custodian for Nathan Lee(7)	360	360	—	—
Charles W. Robins, as Custodian for Jesse Lee(7)	360	360	—	—
Terrence M. Mullen(12)	2,213	2,213	—	—
Thomas R. Shepherd(12)	1,163	1,163	—	—
Wendy L. Masler(12)	288	288	—	—
Andrew D. Flaster(12)	250	250	—	—
Charles W. Robins(12)	288	288	—	—
James Westra(12)	288	288	—	—

*
Less than 0.1%.

(1)
We do not know when or in what amounts the selling stockholders may offer for sale the shares pursuant to this offering. The selling stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all, or any, of the shares they are allowed to sell under this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares of our common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of this offering and that no additional shares of our common stock are acquired. The percentage of shares of common stock to be beneficially owned after this offering is based on 35,015,458 shares of our common stock outstanding as of July 15, 2005 (including 465,644 shares of restricted stock issued under the 2005 stock incentive plan).

(2)
With respect to total number of shares of common stock beneficially owned prior to this offering, share amount includes 3,112,861 shares of common stock owned by Kelso Investment Associates V, L.P. and 335,729 shares of common stock owned by Kelso Equity Partners V, L.P. Kelso Investment Associates V, L.P. and Kelso Equity Partners V, L.P., due to their common control, could be deemed to beneficially own each other's shares, but each disclaims such beneficial ownership. Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhatfig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro and James J. Connors, II may be deemed to share beneficial ownership of shares of our common stock owned of record by Kelso Investment Associates V, L.P. and as general partners of Kelso Equity Partners V, L.P. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to securities owned by Kelso Investment Associates V, L.P. and Kelso Equity Partners V, L.P., but disclaim beneficial ownership of such securities.

(3)
Eugene B. Johnson is our chairman and chief executive officer. With respect to shares beneficially owned: (i) includes 20,490 shares of our common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 273,812 shares of our common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days and (iii) does not include 189,488 shares of restricted stock awarded under the 2005 stock incentive plan on February 15, 2005, which shares are subject to certain vesting requirements.

(4)
Peter G. Nixon is our chief operating officer. With respect to shares beneficially owned: (i) includes 8,527 shares of our common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 42,627 shares of our common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days (iii) does not include 5,947 shares of our common stock underlying unvested restricted stock units and (iv) does not include 56,846 shares of restricted stock awarded under the 2005 stock incentive plan on February 15, 2005, which shares are subject to certain vesting requirements.

(5)
Lisa R. Hood is our senior vice president and controller. With respect to shares beneficially owned: (i) includes 6,028 shares of our common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 32,135 shares of our common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days, (iii) does not include 1,659 shares of our common stock underlying unvested restricted stock units and (iv) does not include 18,948 shares of restricted stock awarded under the 2005 stock incentive plan on February 15, 2005, which shares are subject to certain vesting requirements.

(6)
With respect to shares beneficially owned: (i) includes 468 shares of restricted stock awarded to THL Equity Advisors IV, LLC under the Company's 2005 stock incentive plan on June 28, 2005 and (ii) does not include 1,402 shares of restricted stock awarded to THL Equity Advisors IV, LLC under the 2005 stock incentive plan on June 28, 2005, which shares are subject to certain vesting requirements.

(7)
Is an affiliate of Thomas H. Lee Partners, L.P., and acquired their shares of our common stock as part of a coinvestment with the THL Funds.

(8)
Putnam Investment Holdings, LLC is a limited partner of Thomas H. Lee Partners, L.P. and, based on that ownership, may be considered an affiliate of Thomas H. Lee Partners, L.P. Putnam Investment Holdings, LLC acquired their shares of our common stock as part of a coinvestment with Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. (collectively, the "THL Funds").

(9)
The total number of shares which may be deemed to be beneficially owned by each of Messrs. Harkins, Schoen, Sperling, DiNovi and Hagerty includes shares of our common stock held by the THL Funds, as well as shares owned directly by each such person. Shares held by the THL Funds may be deemed to be beneficially owned by: THL Equity Advisors IV, LLC, the general partner of each of the THL Funds; Thomas H. Lee Partners, L.P., the sole member of THL Equity Advisors IV, LLC; and Thomas H. Lee Advisors, LLC, the general partner of Thomas H. Lee Partners, L.P. Thomas H. Lee Advisors, LLC is controlled by its managing group, consisting of Thomas H. Lee, Anthony J. DiNovi, Scott A. Schoen, Scott M. Sperling, David V. Harkins and Thomas M. Hagerty. All decisions must be approved by two-thirds of such managing group. Each of such persons disclaims beneficial ownership of such shares deemed beneficially owned by them, except to the extent of his pecuniary interest therein.

(10)
Anthony J. DiNovi is a former director of the Company. Mr. DiNovi resigned as a director of the Company on February 4, 2005.

(11)
Kent R. Weldon serves on the Company's board of directors.

(12)
Is not an affiliate of Thomas H. Lee Partners, L.P., but acquired his/her shares of our common stock as part of a coinvestment with the THL Funds.

PLAN OF DISTRIBUTION

        We are registering the shares on behalf of the selling stockholders. As used in this section of the prospectus, the term "selling stockholders" includes the selling stockholders named in the table under the caption "Selling Stockholders" and any other transferees (including pledgees and donees) of the shares, but only where the transfer is not made pursuant to an effective registration statement or Rule 144 under the Securities Act or pursuant to another exemption from registration under the Securities Act pursuant to which the shares sold are thereafter freely transferable without registration and without restriction under the Securities Act, and only to such a transferee, and provided that any such transferee agrees in writing to assume the applicable obligations of the transferor under the registration rights agreement among the Company and the selling stockholders, which we refer to herein as the registration rights agreement.

        All costs, expenses and fees in connection with the registration of the shares will be borne by us. Underwriting discounts, brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the respective selling stockholders.

        Each of the selling stockholders may sell their shares of common stock covered by this prospectus from time to time and may also decide not to sell all or any of such shares. The selling stockholders will act independently of us in making decisions as to the timing, manner and size of each sale. The sales may be made on the New York Stock Exchange or any national securities exchange or quotation system on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market or other than in such organized and unorganized trading markets, in one or more transactions, at:

  •
  fixed prices, which may be changed;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        The shares may be sold by one or more of the following methods in addition to any other method permitted under this prospectus:

  •
  a block trade in which the broker-dealer so engaged may sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account;

  •
  an ordinary brokerage transaction or a transaction in which the broker solicits purchasers;

  •
  a privately negotiated transaction;

  •
  an underwritten offering;

  •
  securities exchange or quotation system sale that complies with the rules of the exchange or quotation system;

  •
  through short sale transactions following which the shares are delivered to close out the short position;

  •
  through the writing of options relating to the shares; or

  •
  through a combination of the above methods of sale.

        The selling stockholders may effect such transactions by selling the shares directly to purchasers, to or through broker-dealers, which may act as agents for the seller and buyer or principals, or to underwriters who acquire the shares for their own account and resell them in one or more transactions.

Such broker-dealers or underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions) and such discounts, concessions, or commissions may be allowed or re-allowed or paid to dealers.

        We have been advised by the selling stockholders that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with underwriters or broker-dealers regarding the sale of their shares, and we have been advised that there is not an underwriter or broker-dealer acting as of the date of this prospectus in connection with the proposed sale of such shares by the selling stockholders.

        The selling stockholders and any broker-dealers that participate with the selling stockholders in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of such shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

        The selling stockholders and any broker-dealer that may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders and have informed them of their obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares. Such requirement may be satisfied by delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

        The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell the shares covered by this prospectus, including in short sale transactions. If so, the third party may use the shares pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of our common stock, and may use the shares received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of our common stock. We will file a supplement to this prospectus to describe any derivative transaction effected by the selling stockholders and to identify the third party in such transactions as an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.

        The selling stockholders will be subject to applicable provisions of Regulation M of the Exchange Act, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. These restrictions may affect the marketability of such shares.

        In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

        The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, or any other available exemption from required registration under the Securities Act, provided they meet the criteria and conform to the requirements of such exemption.

        We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer. Such supplement will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s);

  •
  the number of shares of our common stock involved;

  •
  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  other facts material to the transaction.

        In addition, upon receiving notice from a selling stockholder that a donee, pledgee or transferee or other successor-in-interest intends to sell more than 500 of the shares, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the non-sale transferee.

        Pursuant to the registration rights agreement, we have agreed with the selling stockholders to keep the registration statement of which this prospectus is a part effective until all the shares covered by this prospectus are sold by the selling stockholders or all unsold shares are immediately saleable without restriction (including without volume limitations) and without registration under the Securities Act.

        The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of such shares may have an adverse effect on the market price of our common stock. Moreover, the selling stockholders are not restricted as to the number of shares that may be sold at any time, and it is possible that a significant number of the shares could be sold at the same time, which may have an adverse effect on the market price of our common stock.

        Pursuant to the registration rights agreement, we have agreed to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling stockholders of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

        Paul, Hastings, Janofsky & Walker LLP, New York, New York, will give its opinion as to the legality of the shares offered hereby.

EXPERTS

        The consolidated financial statements of FairPoint Communications, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003, consolidated financial statements refers to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity effective July 1, 2003.

        The financial statements of Orange County—Poughkeepsie Limited Partnership as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 incorporated in this prospectus by reference from the Annual Report on Form 10-K of FairPoint Communications, Inc. for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The balance sheets of Illinois Valley Cellular RSA 2-I Partnership and Illinois Valley Cellular RSA 2-III Partnership filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Kiesling Associates LLP, independent registered public accounting firm, as stated in their report included therein and incorporated herein by reference. Such balance sheets are incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC's public reference rooms. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information concerning us. Please call the SEC at 1-800-SEC-0330 for information concerning the operations of the public reference rooms or visit the SEC at the following locations:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the shares covered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information regarding us and our common stock, please refer to the registration statement and the documents filed as exhibits to the registration statement.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

        The following documents, which have been filed with the SEC, are hereby incorporated by reference:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 25, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 16, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 12, 2005;

  •
  Our Current Report on Form 8-K filed with the SEC on May 24, 2005;

  •
  Our Current Report on Form 8-K filed with the SEC on June 20, 2005;

  •
  Our Current Report on Form 8-K filed with the SEC on June 27, 2005; and

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 18, 2005, including any amendment or report filed for the purpose of updating that description.

        All other reports and documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering are deemed incorporated by reference into this prospectus and a part hereof from the date of filing of those documents. Any statement contained in any document incorporated by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in a later document modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed to constitute a part of this prospectus, except as modified or superseded.

        We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus (other than the exhibits to such documents). Requests for such documents should be directed to:

FairPoint Communications, Inc.
521 East Morehead Street
Suite 250
Charlotte, NC 28202
(704) 344-8150
Attention: Secretary

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The expenses payable by us in connection with the registration of the securities being registered (other than underwriting discounts and commissions) are estimated as set forth below:

Registration statement filing fee	$14,052
Accounting fees and expenses	$37,500
Legal fees and expenses	$75,000
Printing and engraving costs	$17,500
Miscellaneous	$1,948

Total	$146,000

Item 15. Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, enables a corporation incorporated in the State of Delaware to eliminate or limit, through provisions in its original or amended articles of incorporation, the personal liability of a director for violations of the director's fiduciaiy duties, except (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any liability imposed pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        Section 145 of the DGCL provides that a corporation incorporated in the State of Delaware may indemnify any person or persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee, or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that the challenged conduct was unlawful. A corporation incorporated in the State of Delaware may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must provide indemnification against the expenses that such officer or director actually and reasonably incurred.

        The Company's Bylaws expressly provide for indemnification of its directors and officers to the fullest extent permitted by the DGCL.

        Section 145(g) of the DGCL authorizes a corporation incorporated in the State of Delaware to provide liability insurance for directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the corporation. The Company's certificate of incorporation and bylaws expressly provide that the Company shall indemnify officers and directors and, to the extent permitted by the board of directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the bylaws expressly permit the board of directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such.

        Thomas H. Lee Equity Fund and Kelso & Company provide their respective director nominees with additional director and officer liability insurance.

        The registration rights agreement among the Company and the selling stockholders provides for indemnification of the selling stockholders by the Company with regard to certain liabilities arising under the Securities Act in connection with the registration of the shares covered by the prospectus of which this registration statement is a part.

Item 16. Exhibits

        The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description
3.1	Eighth Amended and Restated Certificate of Incorporation of FairPoint.(1)
3.2	Amended and Restated By Laws of FairPoint.(1)
4.1	Form of Stock Certificate for Common Stock.(2)
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP regarding legality.*
23.1	Consent of KPMG LLP.*
23.2	Consent of Deloitte & Touche LLP.*
23.3	Consent of Kiesling Associates LLP.*
23.4	Consent of Paul, Hastings, Janofsky & Walker LLP (included in exhibit 5.1).*

*
Filed herewith.

(1)
Incorporated by reference to the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2004.

(2)
Incorporated by reference to the Registration Statement on Form S-1 of FairPoint, declared effective as of February 3, 2005.

Item 17. Undertakings

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended.

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent not more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on August 22, 2005.

FAIRPOINT COMMUNICATIONS, INC.
By:	/s/ EUGENE B. JOHNSON
Eugene B. Johnson Chairman of the Board of Directors and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ EUGENE B. JOHNSON Eugene B. Johnson	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	August 22, 2005
/s/ JOHN P. CROWLEY John P. Crowley	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 22, 2005
/s/ LISA R. HOOD Lisa R. Hood	Senior Vice President and Controller (Principal Accounting Officer)	August 22, 2005
/s/ FRANK K. BYNUM, JR. Frank K. Bynum, Jr.	Director	August 22, 2005
/s/ PATRICIA A. GARRISON-CORBIN Patricia A. Garrison-Corbin	Director	August 22, 2005
/s/ DAVID L. HAUSER David L. Hauser	Director	August 22, 2005
/s/ CLAUDE C. LILLY Claude C. Lilly	Director	August 22, 2005
/s/ KENT R. WELDON Kent R. Weldon	Director	August 22, 2005

EXHIBIT INDEX

Exhibit No.	Description
3.1	Eighth Amended and Restated Certificate of Incorporation of FairPoint.(1)
3.2	Amended and Restated By Laws of FairPoint.(1)
4.1	Form of Stock Certificate for Common Stock.(2)
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP regarding legality.*
23.1	Consent of KPMG LLP.*
23.2	Consent of Deloitte & Touche LLP.*
23.3	Consent of Kiesling Associates LLP.*
23.4	Consent of Paul, Hastings, Janofsky & Walker LLP (included in exhibit 5.1).*

*
Filed herewith.

(1)
Incorporated by reference to the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2004.

(2)
Incorporated by reference to the Registration Statement on Form S-1 of FairPoint, declared effective as of February 3, 2005.

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TABLE OF CONTENTS
NOTE REGARDING FORWARD LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX